Exhibit 99.1

Press Release

RedHill Biopharma Provides H1/22 Highlights and Q3/22 Estimates

Financial update: Q2/22: Net revenues of $18.3 million; Operating loss of $9.2 million; Cash balance1 of $43.2 million as of June 30, 2022; Restated Q1/22: Net revenues of $13.1 million; Q3/22: Net revenues estimated2 to be between $16.5 million to $18.5 million; Operating loss estimated to be in the range of $5.5 million to $7.5 million; Q3/22 cash flow from operating activities is estimated positive for U.S. operations, before interest payments3

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Commercial update: Upward trajectory continues with Talicia® and Movantik® new prescriptions up 11.2% and 4.0% over Q1/22, respectively; Commercial PBM win for Talicia improves coverage for 58 million more lives – Talicia on track to become the most prescribed branded H. pylori therapy in 2023; Market leader, Movantik, also anticipated to benefit from PAMORA class growth trends; With strong increases in gross sales, primary focus on improving gross-to-net yields

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Corporate update: Substantial impact from cost-reduction program expected in 2H/22, supporting planned improvement in cash from operations; Discussions advancing with HCR regarding default status and repayment of loan; Movantik sale process advancing rapidly aimed at satisfying outstanding obligations under the HCR credit agreement; Multiple RHB-204 out-licensing discussions progressing; Addition of significant revenue-generating GI products ongoing; Litigation against Kukbo initiated without counter-arguments from Kukbo and a favorable judgement is expected within weeks, strengthening the balance sheet significantly if collected

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R&D update: Opaganib and RHB-107 COVID-19 programs advancing; RHB-107 development funding and potential inclusion in a key platform trial, as well as other external non-dilutive financing, well advanced. Both broad-acting, host-directed, antiviral candidates subject of ongoing discussions with the U.S. government for pandemic preparedness and other government programs, and both demonstrated in vitro inhibition of Omicron BA.5 sub-variant. Opaganib granted new COVID-19 treatment patent and, separately, demonstrated in vitro efficacy against Influenza; RHB-204 for NTM disease granted EU Orphan Designation

[1]	Including cash, cash equivalents, short-term bank deposits and restricted cash.

2The Q3/22 update is an estimate for the quarter ended September 30, 2022, and reflects RedHill’s current preliminary review, which is still ongoing and could result in changes to the estimated revenues and operating loss figures.

3The Company currently estimates that its net cash used in operating activities for the three months ended September 30, 2022, was approximately $6.7 million, of which it is estimated that the net cash used in operating activities from the U.S operations in Q3/22 was positive, before interest payments.

TEL AVIV, Israel and RALEIGH, NC, November 7, 2022, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its second quarter 2022 financial results and operational highlights, restatement of first quarter 2022 financial results and the provision of third quarter 2022 estimates.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “Quarter two, and our expectations for the second half of the year, reflect significant operational and strategic progress by RedHill in the face of persistent negative biotech sector sentiment. Our commercial team is streamlined, with much reduced operational spend, and continues to rapidly grow new prescriptions. It is this growth, at this stage in its lifecycle, that is making Movantik such a valuable and saleable asset, and which has led Talicia to be the most prescribed branded agent by the Gastroenterology community, on track to become the most prescribed branded H. pylori therapy in 2023. With increased gross sales, we are applying substantial efforts to improving gross-to-net yields, using multiple parallel mechanisms. We are fully committed to refining our pre-pandemic debt structure in a way that helps us rapidly grow our business both organically and externally, through the intended sale of Movantik and the planned addition of new revenue-generating products currently under discussions. We continue to work relentlessly to maximize the value of our products and optimize our business. As such, the cost-reduction program we implemented is expected to deliver its major impact in the second half of the year.”

Mr. Ben-Asher continued: “With an urgent need to develop broad-spectrum, host-directed antivirals for pandemic preparedness, RedHill is driving forward its opaganib and RHB-107 COVID-19 and other antiviral programs. We are currently in advanced discussions regarding external non-dilutive development funding for RHB-107 and are in the process of finalizing RHB-107’s inclusion in a key platform study to be supported by a U.S. government arm. Both opaganib and RHB-107 continue to demonstrate the variant-agnostic value of being host-directed, demonstrating in vitro inhibition of the Omicron BA.5 sub-variant in testing conducted at the University of Tennessee. We are also delighted with the grant of a new COVID-19 treatment patent for opaganib. Beyond COVID-19, we have established several cooperative research projects, with both government and non-government entities, to evaluate opaganib and RHB-107 across multiple targets, including influenza, which opaganib recently demonstrated in vitro efficacy against, Ebola, and others. We are also pleased with the important recognition of EU Orphan Designation for RHB-204, currently in Phase 3 study as the first stand-alone standard of care first-line therapy for NTM disease, and for which prospective partnership discussions are advancing across multiple territories.”

Financial results for the six months ended June 30, 2022 (Unaudited)4

Net Revenues for the six months ended June 30, 2022, were $31.5 million, as compared to $42.1 million for the six months ended June 30, 2021. The increase in units sold in the six months ended June 30, 2022, as compared to the six months ended June 30, 2021, was accompanied by increased gross-to-net allowances as the percentage of Medicare part D and Medicaid prescriptions increased.

The Company has restated its condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, due to errors in the calculation of allowance for deductions from revenue. Cost of revenues, gross profit and operating loss were adjusted accordingly. This does not affect any other accounting period and is unlikely to impact the full-year outlook.

Cost of Revenues for the six months ended June 30, 2022, was $15.3 million, as compared to $20.8 million for the six months ended June 30, 2021.

Gross Profit for the six months ended June 30, 2022, was $16.2 million, as compared to $21.2 million for the six months ended June 30, 2021. The decrease was primarily attributed to the impact of increased gross-to-net allowances outlined above.

Research and Development Expenses for the six months ended June 30, 2022, were $4.5 million, as compared to $17.8 million for the six months ended June 30, 2021. The decrease was attributed to the ongoing optimization of R&D costs and completion of components of the opaganib and RHB-107 development programs.

Selling, Marketing and General and Administrative Expenses for the six months ended June 30, 2022, were $37.4 million, as compared to $46.5 million for the six months ended June 30, 2021. The decrease was mainly attributed to various cost-control measures implemented during the period.

Operating Loss for the six months ended June 30, 2022, was $25.8 million, as compared to $43 million for the six months ended June 30, 2021. The decrease was primarily attributed to reductions in operating expenses.

Net Cash Used in Operating Activities for the six months ended June 30, 2022, was $20.7 million, as compared to $31.2 million for the six months ended June 30, 2021. The decrease was attributed to the completion of components of the opaganib and RHB-107 development programs as well as various cost reduction measures.

Restated financial results for the three months ended March 31, 2022 (Unaudited)5

The Company has restated its condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, due to errors in the calculation of allowance for deductions from revenue which resulted in net revenues being overstated. Cost of revenues, gross profit and operating loss were adjusted accordingly. This does not affect any other accounting period and is unlikely to impact the full-year outlook. The comparison below reflects this restatement.

4All financial highlights are approximate and are rounded to the nearest hundreds of thousands. The comparisons in this section reflect the restated condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, described below.

5All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

Net Revenues for the first quarter of 2022 were $13.1 million, as compared to $22.1 million in the fourth quarter of 2021, the difference being attributable to typical cyclical trends in Movantik sales and increased gross-to-net deductions related mainly to increased formulary coverage.

Cost of Revenues for the first quarter of 2022 was $6.3 million, as compared to $19.3 million in the fourth quarter of 2021. The decrease was attributed to recognition of an approximately $9 million impairment related to the intangible asset of Aemcolo® for travelers’ diarrhea in the fourth quarter of 2021.

Gross Profit for the first quarter of 2022 was $6.8 million, as compared to $2.7 million in the fourth quarter of 2021. The increase was attributed to the impairment recognized in the fourth quarter of 2021, as detailed above.

Research and Development Expenses for the first quarter of 2022 were $3.1 million, as compared to $5.9 million in the fourth quarter of 2021. The decrease was attributed to the ongoing optimization of R&D costs and completion of elements of the opaganib and RHB-107 development programs.

Selling, Marketing and General and Administrative Expenses for the first quarter of 2022 were $20.4 million, as compared to $17.6 million in the fourth quarter of 2021. The increase was mainly attributed to a one-off positive adjustment in the fourth quarter of 2021 and expenses related to professional services and other related expenses in the first quarter of 2022.

Operating Loss for the first quarter of 2022 was $16.6 million, as compared to $20.7 million in the fourth quarter of 2021. The decrease was mainly attributed to the impairment recognized in the previous quarter, as detailed above.

Net Cash Used in Operating Activities for the first quarter of 2022 was $4.2 million, as compared to $14.9 million in the fourth quarter of 2021. The decrease was mainly due to changes in working capital and continued implementation of cost-reduction measures.

Net Cash Used in Financing Activities for the first quarter of 2022 was $4.9 million, as compared to Net Cash Provided by Financing Activities of $17.6 million in the fourth quarter of 2021, comprised mostly from proceeds of equity offerings completed in the fourth quarter of 2021. The additional decrease of $5 million was due to a reduction of Movantik acquisition liabilities.

With respect to the Q1/22 restatement, the Company determined that a material weakness existed within its internal control over financial reporting as it related to recognition of certain allowances for deductions from revenues. Management, with the oversight of the audit committee and external advisors, has implemented additional processes and controls with respect to recognition of certain allowances for deduction from revenues to address this deficiency.

Liquidity and Capital Resources

Cash Balance1 as of June 30, 2022, was $43.2 million, as compared to $45 million as of March 31, 2022, and $54.2 million as of December 31, 2021.

On May 9, 2022, the Company announced that it had entered into a definitive agreement with a single leading healthcare investor for the purchase and sale of 10,563,380 of the Company's American Depositary Shares ("ADSs") (or ADS equivalents) in a registered direct offering at a price per ADS of $1.42. The gross proceeds to the Company from this offering were approximately $15 million, before fees and expenses. RedHill also agreed to issue to the investor unregistered private warrants to purchase up to an aggregate of 13,204,225 ADSs in a concurrent private placement. The warrants have an exercise price of $1.48 per ADS, are exercisable six months after the issuance date and have a term of five and one-half years.

On June 17, 2022, the Company and HCR entered into an amendment to the HCR Credit Agreement reducing the minimum net sales requirement to $75.0 million for the trailing four quarter periods ending on June 30, 2022, and September 30, 2022, with a 0.5% increase in interest rate in these quarters. Redhill Inc. shall also be required to maintain minimum net sales of $14 million for Movantik each fiscal quarter starting the fiscal quarter ending June 30, 2022.

On September 13, 2022, the Company received a notice from HCR asserting certain events of default under the Credit Agreement, resulting in the outstanding obligations under the Credit Agreement now bearing interest at the default rate under the Credit Agreement. The Company disagrees with the assertions made by HCR and is engaged with HCR in good faith in order to establish a consensual business resolution to this dispute. RedHill continues operating its business as usual, while also concurrently evaluating strategic alternatives to satisfy its outstanding obligations under the Credit Agreement through the potential sale of Movantik.

In addition to the previously reported breach of the 60 days quarterly reporting covenant in connection with the second quarter financial statements, the possibility of also being in default of the $75.0 million net sales covenant for the trailing four fiscal quarter period ending on September 30, 2022, remains. We are working with our creditor toward an agreement on constructive solutions and repayment of debt, including the potential sale of Movantik in order to satisfy the outstanding loan obligations.

On November 3, 2022, the Company received a termination notice from SVB Securities LLC (“SVB Securities”), with respect to itself, in connection with the Sales Agreement dated July 29, 2022, by and among the Company, SVB Securities and Cantor Fitzgerald & Co.

On September 2, 2022, the Company filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to the Company $5.0 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022. Kukbo has not raised counter-arguments and we believe a favorable judgement is expected within weeks, strengthening the balance sheet significantly if collected.

Discussions regarding the potential sale of Movantik, RHB-204 out-licensing in multiple territories and the in-licensing of a new revenue-generating GI product are advancing.

Quarter Three, 2022, Estimates:

Based on unaudited and preliminary estimates, total net revenues for the quarter ended September 30, 2022, were in the range of $16.5 million to $18.5 million.

The Company further estimates that its operating loss for the quarter ended September 30, 2022, was in the range of $5.5 million to $7.5 million.

The Company’s current estimate for Q3/22 cash flow from operating activities is approximately $6.7 million and positive for U.S operations3.

As of September 30, 2022, RedHill’s cash, short-term investments and restricted cash were approximately $31.4 million, compared to $54.2 million as of December 31, 2021.

The above-estimated revenue and operating loss figures for the quarter ended September 30, 2022, reflect RedHill’s current preliminary review, which is still ongoing and could result in changes to the estimated revenues and operating loss figures. These estimates were not reviewed by our independent accountants.

Commercial Highlights

Movantik® (naloxegol)6

●	Movantik delivered a 4% growth in new prescriptions in Q2/22, compared to Q1/22, representing the highest quarterly prescribing volume for Movantik since RedHill acquired the product rights
●	Movantik continues to hold a firm grip on its PAMORA class leadership position, with more than 70% market share. As market leader, Movantik is anticipated to benefit further from positive PAMORA class growth trends - up 7% for the three months ending August 2022 as compared to the same period in the previous year
●	Two new Movantik analyses, from pooled data from two Phase 3 studies, were presented at PAINWeek in September, demonstrating that Movantik (naloxegol) provides healthcare-related quality of life (HR- QOL) and clinically meaningful symptom improvements, compared to placebo, in patients with opioid-induced constipation (OIC)
●	Movantik retains best-in-class coverage with Preferred Status in two of the three largest Commercial PBMs and 92% Preferred Status within Medicare Part D7

[6]	Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
[7]	Managed Markets Insight & Technology, LLC, June 2022.

●	New updated Centers for Disease Control and Prevention (CDC) guidelines, issued November 2022, provided for increased flexibility in opioid prescribing

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)8

●	An 11.2% increase in Talicia prescriptions in Q2/22, compared to Q1/22, builds on the record quarterly prescription levels seen in Q1/22 and Q4/21 and represents 86.4% growth in Talicia prescriptions compared to Q2/21
●	Talicia is the most prescribed branded agent by the Gastroenterology community and is on track to become the most prescribed branded H. pylori therapy in 2023.
●	New Talicia data analyses were presented at Obesity Week (November 2022) and the World Gastro 2022 congress (August 2022) support the efficacy and safety of Talicia as empiric first-line treatment for H. pylori infection in patients regardless of obesity, body mass index (BMI) or diabetic status and demonstrating that:
o	Talicia’s efficacy in the pooled data from two Phase 3 studies was unaffected by presence of diabetes, obesity or BMI
o	Intragastric rifabutin exposure was unaffected by patient BMI, and that Talicia provides favorable intragastric rifabutin concentrations compared to generically available rifabutin
o	The safety profile of Talicia in these patients was generally similar to the overall population and no cases of hypoglycemia were reported. This is clinically relevant as clarithromycin has a risk of drug interactions with commonly used diabetes medications such as insulin and metformin, as well as potential for increased risk of hypoglycemia
●	The addition of Florida Medicaid unrestricted preferred coverage increased Medicaid coverage of Talicia by 4.9% to 23%. An additional 1.9 million lives gained coverage in May 2022. A commercial PBM win improved coverage to “preferred” for an additional 58.0 million lives starting July 1, 2022. As of August 2022, total Talicia coverage stood at almost 200 million American lives, equating to seven out of ten commercial lives and six out of ten Government lives

Aemcolo® (rifamycin)9

●	The first post-pandemic prescriptions for Aemcolo are beginning to be seen and the Company is planning additional commercialization initiatives focused on driving growth in the primary care segment

8Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

9Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.

R&D Highlights

Opaganib (ABC294640)10 & RHB-107 (upamostat)11 – COVID-19, variants and other viruses

●	With an urgent need to develop broad-spectrum, host-directed antivirals for pandemic preparedness, RedHill is:
o	Currently in late-stage discussions regarding funding for a pivotal Phase 3 study for RHB-107 and close to finalizing inclusion in a key platform study
o	Working on several cooperative projects, with government and non-government bodies, on a range of preclinical studies with opaganib and RHB-107 (upamostat) against multiple viral targets, including influenza and Ebola (amongst others)
●	Both once-daily RHB-107 (upamostat) and twice-daily opaganib demonstrated in vitro inhibition of Omicron BA.5 sub-variant in testing conducted by the University of Tennessee in October 2022
●	The United States Patent and Trademark Office (USPTO), in October 2022, granted a new method of use patent for opaganib for the inhibition of a disease caused by a coronavirus in patients having pneumonia and receiving supplemental oxygen at a fraction of inspired oxygen (FiO2) up to and including 60%
●	In July 2022, opaganib’s suggested host-directed mechanism of action was published in the journal Drug Design, Development and Therapy, describing opaganib's multi-faceted potential to: inhibit multiple pathways, induce autophagy and apoptosis, and disrupt the viral RTC (replication-transcription complex) through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SK2, DES1 and GCS)
●	In June 2022, opaganib demonstrated potent in vitro inhibition of influenza A H1N1, at low concentrations and with no evidence of toxicity at these levels in a Normal Human Bronchial Epithelial Cells (NHBE) assay, the natural human target of the virus, making it a realistic model

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease12

●	In August 2022, the European Commission granted Orphan Drug Designation to RHB-204, which is in an ongoing U.S. Phase 3 study, for the treatment of nontuberculous mycobacteria (NTM) disease, providing 10 years of post-approval EU market exclusivity
●	The Company is advancing discussions with prospective partners for RHB-204 across multiple territories including the EU and others.

10Opaganib is an investigational new drug, not available for commercial distribution.

11RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.

[12]	RHB-204 is an investigational new drug, not available for commercial distribution.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults6, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults8, and Aemcolo® for the treatment of travelers’ diarrhea in adults9. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SK2 selective inhibitor targeting multiple indications, with potential for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19, a Phase 2 program in oncology and a radiation protection program ongoing; (iii) RHB- 107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness and is in a Phase 3-stage study as treatment for non-hospitalized symptomatic COVID- 19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and include statements regarding anticipated continued growth in prescriptions, the sale of Movantik, the addition of new revenue generating products, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the growth in prescriptions will not continue, that the sale of Movantik and the addition of new generating products will not occur, that we will not be successful in obtaining non-dilutive development funding for RHB- 107, that the obligations of the term loan will not be met and that HCR will take steps to accelerate our payment obligations under our credit agreement with HCR, that we will not be successful in increasing sales of our commercial products, including due to market conditions, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish

Chief Corporate and Business Development Officer

RedHill Biopharma

+972-54-6543-112

adi@redhillbio.com

Category: Financials

REDHILL BIOPHARMA LTD.

Q2/22 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
NET REVENUES	18,346	21,502	31,450	42,077
COST OF REVENUES	8,995	10,590	15,288	20,843
GROSS PROFIT	9,351	10,912	16,162	21,234
RESEARCH AND DEVELOPMENT EXPENSES	1,472	10,328	4,534	17,812
SELLING AND MARKETING EXPENSES	9,273	15,235	21,833	29,130
GENERAL AND ADMINISTRATIVE EXPENSES	7,765	10,235	15,583	17,330
OPERATING LOSS	9,159	24,886	25,788	43,038
FINANCIAL INCOME	1,662	15	1,672	31
FINANCIAL EXPENSES	4,214	4,250	8,123	8,977
FINANCIAL EXPENSES, net	2,552	4,235	6,451	8,946
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	11,711	29,121	32,239	51,984

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.02	0.06	0.06	0.12
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	568,308	466,801	546,616	448,411

REDHILL BIOPHARMA LTD.

Q2/22 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2022	2021
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	26,988	29,474
Bank deposits	15	8,530
Restricted cash	16,000	—
Trade receivables	33,755	31,677
Prepaid expenses and other receivables	2,789	4,661
Inventory	11,719	14,810
	91,266	89,152
NON-CURRENT ASSETS:
Restricted cash	150	16,169
Fixed assets	616	572
Right-of-use assets	7,191	3,651
Intangible assets	68,744	71,644
	76,701	92,036
TOTAL ASSETS	167,967	181,188

CURRENT LIABILITIES:
Account payable	4,373	11,664
Lease liabilities	1,472	1,618
Allowance for deductions from revenue	39,223	30,711
Accrued expenses and other current liabilities	20,212	20,896
Borrowing	85,506	—
Payable in respect of intangible assets purchase	15,629	16,581
	166,415	81,470

NON-CURRENT LIABILITIES:
Borrowing	—	83,620
Payable in respect of intangible assets purchase	—	3,899
Lease liabilities	6,668	2,574
Derivative financial instruments	6,074	—
Royalty obligation	750	750
	13,492	90,843
TOTAL LIABILITIES	179,907	172,313

EQUITY:
Ordinary shares	1,827	1,495
Additional paid-in capital	383,414	375,246
Accumulated deficit	(397,181)	(367,866)
TOTAL EQUITY	(11,940)	8,875
TOTAL LIABILITIES AND EQUITY	167,967	181,188

REDHILL BIOPHARMA LTD.

Q2/22 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(11,711)	(29,121)	(32,239)	(51,984)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	618	5,274	2,924	6,146
Depreciation	617	465	1,154	957
Amortization and impairment of intangible assets	1,299	1,830	2,900	3,657
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	(310)	1,217	2,813	3,856
Fair value (gains) on derivative financial instruments	(1,981)	—	(1,981)	—
Fair value losses on financial assets at fair value through profit or loss	—	—	—	6
Issuance costs in respect of warrants	334	—	334	—
Exchange differences and revaluation of bank deposits	(67)	17	(63)	63
	510	8,803	8,081	14,685
Changes in assets and liability items:
Increase in trade receivables	(7,821)	(6,792)	(2,078)	(1,443)
Decrease (increase) in prepaid expenses and other receivables	718	(199)	1,872	1,229
Decrease (increase) in inventories	2,553	507	3,091	(2,237)
Increase (decrease) in accounts payable	(1,333)	6,770	(7,291)	1,753
Increase (decrease) in accrued expenses and other liabilities	(2,198)	(2,284)	(684)	(920)
Increase in allowance for deductions from revenue	2,701	3,418	8,512	7,753
	(5,380)	1,420	3,422	6,135
Net cash used in operating activities	(16,581)	(18,898)	(20,736)	(31,164)
INVESTING ACTIVITIES:
Purchase of fixed assets	(163)	(3)	(176)	(91)
Change in investment in current bank deposits	—	(3,500)	8,500	(3,500)
Proceeds from sale of financial assets at fair value through profit or loss	—	—	—	475
Net cash (used in) provided by investing activities	(163)	(3,503)	8,324	(3,116)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	15,508	273	16,221	58,214
Exercise of options into ordinary shares	—	114	—	3,341
Repayment of payable in respect of intangible asset purchase	(236)	(1,754)	(5,778)	(3,879)
Payment of principal with respect to lease liabilities	(355)	(402)	(470)	(785)
Net cash provided by (used in) provided by financing activities	14,917	(1,769)	9,973	56,891
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,827)	(24,170)	(2,439)	22,612
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(32)	14	(47)	(91)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	28,847	75,972	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	26,988	51,816	26,988	51,816

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	—	52	11	71
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	4,511	3,026	5,283	5,016
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	—	4,767	—

REDHILL BIOPHARMA LTD.

Q1/22 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended
	March 31,
	2022 (Restated - Note 2(c))	2021
	U.S. dollars in thousands
NET REVENUES	13,104	20,575
COST OF REVENUES	6,293	10,253
GROSS PROFIT	6,811	10,322
RESEARCH AND DEVELOPMENT EXPENSES	3,062	7,484
SELLING AND MARKETING EXPENSES	12,560	13,895
GENERAL AND ADMINISTRATIVE EXPENSES	7,818	7,095
OPERATING LOSS	16,629	18,152
FINANCIAL INCOME	10	42
FINANCIAL EXPENSES	3,909	4,753
FINANCIAL EXPENSES, net	3,899	4,711
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	20,528	22,863

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.04	0.05
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	525,186	429,603

REDHILL BIOPHARMA LTD.

Q1/22 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
	2022 (Restated - Note 2(c))	2021
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	28,847	29,474
Bank deposits	17	8,530
Trade receivables	25,934	31,677
Prepaid expenses and other receivables	3,507	4,661
Inventory	14,272	14,810
	72,577	89,152
NON-CURRENT ASSETS:
Restricted cash	16,165	16,169
Fixed assets	528	572
Right-of-use assets	7,736	3,651
Intangible assets	70,043	71,644
	94,472	92,036
TOTAL ASSETS	167,049	181,188

CURRENT LIABILITIES:
Accounts payable	5,706	11,664
Lease liabilities	1,431	1,618
Allowance for deductions from revenue	36,522	30,711
Accrued expenses and other current liabilities	22,410	20,896
Payable in respect of intangible assets purchase	11,223	16,581
	77,292	81,470

NON-CURRENT LIABILITIES:
Borrowing	86,397	83,620
Payable in respect of intangible assets purchase	4,061	3,899
Lease liabilities	7,183	2,574
Royalty obligation	750	750
	98,391	90,843
TOTAL LIABILITIES	175,683	172,313

EQUITY:
Ordinary shares	1,506	1,495
Additional paid-in capital	375,948	375,246
Accumulated deficit	(386,088)	(367,866)
TOTAL EQUITY	(8,634)	8,875
TOTAL LIABILITIES AND EQUITY	167,049	181,188

REDHILL BIOPHARMA LTD.

Q1/22 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2022 (Restated - Note 2(c))	2021
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(20,528)	(22,863)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,306	872
Depreciation	537	492
Amortization and impairment of intangible assets	1,601	1,827
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	3,123	2,639
Fair value losses on financial assets at fair value through profit or loss	—	6
Exchange differences and revaluation of bank deposits	4	46
	7,571	5,882
Changes in assets and liability items:
Decrease in trade receivables	5,743	5,349
Decrease in prepaid expenses and other receivables	1,154	1,428
Decrease (increase) in inventories	538	(2,744)
Decrease in accounts payable	(5,958)	(5,017)
Increase in accrued expenses and other liabilities	1,514	1,364
Increase in allowance for deductions from revenue	5,811	4,334
	8,802	4,714
Net cash used in operating activities	(4,155)	(12,267)
INVESTING ACTIVITIES:
Purchase of fixed assets	(13)	(88)
Change in investment in current bank deposits	8,500	—
Proceeds from sale of financial assets at fair value through profit or loss	—	475
Net cash provided by investing activities	8,487	387
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	713	57,941
Exercise of options into ordinary shares	—	3,227
Repayment of payable in respect of intangible asset purchase	(5,542)	(2,125)
Payment of principal with respect to lease liabilities	(115)	(383)
Net cash (used in) provided by financing activities	(4,944)	58,660
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(612)	46,780
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(15)	(103)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	28,847	75,972

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	11	19
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	772	1,990
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	4,767	—